FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 15, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Nine Leading Operators Forge a Landmark Alliance to Enable Partner Services and Expand Reach

February 15, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces today that MTS, BT, Deutsche Telekom, Reliance Jio Infocomm Limited, Millicom, Orange, Rogers, TeliaSonera and TIM have joined forces to build a new Partnering Operator Alliance that will allow partner businesses to more efficiently and quickly bring innovative products and services to customers around the world. These companies can reach a potential customer base of around one billion customers in more than 80 countries around the world.

“We believe in the positive synergy that this alliance brings to the global market. The joint forces of industry leaders create additional value for our customers and give us a chance to provide the latest innovations, best services, products and client experience. We are proud to represent Russia and CIS countries in the alliance and we are sure that it is wise to face global market challenges in an alliance of reliable partners from all over the world,” explains Vasyl Latsanych, Chief Marketing Officer of MTS Group.

The Alliance focuses on exchanging best practices on how to bring partner propositions to the market, on joint efforts in partner scouting and will also exchange knowledge about upcoming trends and services amongst the group.  As of today, the Alliance has established relationships with 30 innovative partner businesses including AirBnB, Celltick, Disconnect, Idoomoo, Magisto, Mojio and Spotify.

The alliance is an open network of like-minded operators worldwide with complementary geographical footprints. It is covering all relevant product categories within an operator’s business, mobile as well as fixed, B2C as well as B2B. The Alliance will be expanding to additional operators soon.

Further operator comments:

•                  Christian von Reventlow, Chief Product & Innovation Officer at Deutsche Telekom: “Partnering becomes more and more important. We as operators can provide partners with the best networks and easy distribution to customers. And the partners enable us to provide our customers with the best and most innovative products and services. This is a perfect win-win-situation for all. Therefore I’m very happy that we were able to build this powerful alliance.”

•                  Rainer Deutschmann, Chief Product & Innovation Officer of JIO: “JIO is set to enable each Indian to live a digital life. To this end, we have built the globally largest greenfield 4G and fiber network, as well as a suite of digital services enabling entertainment, cloud, payment, and much more. We invite the best partners to work with us to co-create a Digital India.”

•                  David Gillarranz, VP Digital at Millicom: “Millicom operates at the heart of the digital revolution, helping to transform the economic, business and social landscapes in emerging markets. We can do this best when we work together with others to provide a compelling digital ecosystem for customers and this is why we are excited to be part of this new partnering network.”

•                  Mari-Noëlle Jégo-Laveissière, Senior Executive Innovation, Marketing and Technologies at Orange: “Orange is already committed to enabling digital startups to accelerate their growth through its in-house initiatives and its partnerships with operators or large companies. We strongly believe that this alliance will contribute and enhance our collective ability to scale up innovators.”

•                  Jesper Hedblom, Head of Commercial, TeliaSonera: “We’re always looking to expand the digital ecosystem and provide our customers with exciting new services. By teaming up with our great peers we’ll get the possibility to work with partners and access innovations that we otherwise might not have come across. I really look forward to work together and bring even more great services to our customers.”

•                  Lucy Lombardi, Head of Innovation & Industry Relations of TIM: “This alliance is a unique arena where the most important operators can build upon their respective innovation experiences and solutions providing also an opportunity for operators to introduce their start-up ecosystems to an international footprint.”

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 15, 2016